UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934 (Amendment No. 4)
EPAM Systems, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
29414B104
(CUSIP Number)
December 31, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]  Rule 13d-1(b)
[  ]  Rule 13d-1(c)
[x]  Rule 13d-1(d)

_______________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 29414B104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
	Russia Partners II, LP 76-0755111
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [X] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	1,205,107
	6	SHARED VOTING POWER	0
	7	SOLE DISPOSITIVE POWER	1,205,107
	8	SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		1,205,107
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		2.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		PN

CUSIP NO. 29414B104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
	Russia Partners II EPAM Fund, LP 20-3993982
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [X] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	730,366
	6	SHARED VOTING POWER	0
	7	SOLE DISPOSITIVE POWER	730,366
	8	SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		730,366
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		1.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		PN

CUSIP NO. 29414B104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
	Russia Partners II EPAM Fund B, LP 26-0149488
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [X] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	35,733
	6	SHARED VOTING POWER	0
	7	SOLE DISPOSITIVE POWER	35,733
	8	SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		35,733
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		0.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		PN

CUSIP NO. 29414B104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
	Russia Partners III, L.P. 98-0587686
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [X] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	57,437
	6	SHARED VOTING POWER	0
	7	SOLE DISPOSITIVE POWER	57,437
	8	SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		57,437
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		0.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		PN

CUSIP NO. 29414B104

Amendment No. 4 to Schedule 13G (Final Amendment)
Reference is hereby made to the statement on Schedule 13G filed with the Securities and Exchange Commission (the "Commission") by the Reporting Persons with respect to the Common Stock of the Issuer on February 8, 2013, Amendment No. 1 thereto filed on February 10, 2014, Amendment No. 2 thereto filed on February 13, 2015, and Amendment No. 3 thereto filed on February 26, 2016 (as so amended, the "Schedule 13G").  Terms defined in the Schedule 13G are used herein as so defined.

The following items of the Schedule 13G are hereby amended and restated as follows:

Item 4.	Ownership.

The information requested hereunder is incorporated by reference to the cover pages to this Amendment No. 4 to Schedule 13G and to Item 2(a) of the Schedule 13G. Ownership is stated as of December 31, 2016 and ownership percentages are calculated based on 51,035,929 shares of Common Stock outstanding as of September 30, 2016, as reported in the Issuer's Form 10-Q for the period ended September 30, 2016 filed with the Commission on November 9, 2016.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that the Reporting Persons have ceased to be the beneficial owners of more than five percent of the Common Stock, check the following: [X]

CUSIP NO. 29414B104
SIGNATURE
After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Date:  February 10, 2017

RUSSIA PARTNERS II, LP By: Russia Partners Capital II M, LLC, its General Partner
By:	/s/ Donald P. Spencer
Name: Donald P. Spencer Title: Managing Director
RUSSIA PARTNERS II EPAM Fund, LP By: Russia Partners Capital II E, LLC, its General Partner
By:	/s/ Donald P. Spencer
Name: Donald P. Spencer Title: Managing Director
RUSSIA PARTNERS II EPAM Fund B, LP By: Russia Partners Capital II E, LLC, its General Partner
By:	/s/ Donald P. Spencer
Name: Donald P. Spencer Title: Managing Director
RUSSIA PARTNERS III, L.P. By: Russia Partners Capital III, LLC, its General Partner
By:	/s/ Donald P. Spencer
Name: Donald P. Spencer Title: Managing Director